Exhibit 21.1

MSGS Spinco, Inc.

Subsidiaries

ENTITY NAME	STATE/COUNTRY FORMED
3292592 Nova Scotia Company	Nova Scotia
Hartford Wolfpack, LLC	DE
MSG NYR Holdings, LLC	DE
MSG Training Center, LLC	DE
New York Rangers, LLC	DE
Rangers Holdings, LLC	DE